

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

February 13, 2014

Morrison C. Warren, Esq.
Chapman and Cutler LLP
11 W. Monroe St.
Chicago, Illinois 60603-4080

> Re: Incapital Unit Trust, Series 46 ("Incapital")
> File Nos. 333-193351; 811-22581

Dear Mr. Warren:

On January 14, 2014, Incapital filed a registration statement on Form S-6 under the Securities Act of 1933 ("Securities Act") for the registration of units representing the ownership of interests in Incapital. More specifically, Incapital proposes to offer one underlying unit investment trust, the Nuveen Large Cap Dividend Portfolio ("Trust"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Principal Investment Strategy (p.2)

1. The prospectus states that the "*[t]he Trust invests at least 80% of the value of its net assets in dividend paying large capitalization securities.*" Disclose that the 80% value includes net assets plus borrowings for investment purposes.

Selection of Portfolio Securities (p.3)

2. The first full paragraph states that "*Nuveen then assembles a list of recommendations by incorporating portfolio constraints and by systematically utilizing a number of different risk/return frameworks to limit perceived risks.*" Disclose that any effort to manage risk does not imply low risk or no risk. In addition, provide a plain English explanation of "portfolio constraints" and "systematically utilizing a number of different risk/return frameworks."

Prospectus Part B (p. B-1)

Buying Units – Public Offering Price (B-2)

3. In the second full paragraph, the prospectus states "*[i]n some cases Incapital will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods.*" Disclose what "recognized pricing methods" are referenced.

Selling Units – Redemption (B-10)

4. The first full paragraph states: "*The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made … (ii) for any period during which an emergency exists as a result of which disposal by the Trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the Trust Agreement.*" Disclose that any emergency referenced in (ii) would have to be so declared by the Securities and Exchange Commission.

List of Exhibits

We note that several required exhibits must be provided before the filing may be declared effective, including:

> 3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
> 3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
> 4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6852.

Sincerely,

/s/ Catherine C. Gordon

Catherine C. Gordon
Senior Counsel